

Filing number 82-1569

Security and Exchange Commission
450 Fifth Street, N. W.
Washington D. C. 20549

03022244

Re : Filing statement Re:ANA selects B737 as future narrow body aircraft type

Dear Sirs

ALL NIPPON AIRWAYS CO., LTD (The Company) is pleased to send of the statement of selection of their future aircraft pursuant to 12G-32B rule.

Brand-new annual report pursuant to 12G-32B rule.

Its filing number is 82-1569.

Thank you

Sincerely Yours,

T. Sudo

Tetsuya Sudo
Staff Director,Shareholder Relations
All Nippon Airways Co,.Ltd.
Shiodome city center Bldg.
1-5-2 Higashi Shinbashi,
Minato-ku,Tokyo 105-7133

Tel 81-3-6735-1009 Fax81-3-6735 -1005

dlw 6/4



ANA Selects Boeing 737

As Future Narrow Body Aircraft Type

TOKYO, April 9, 2003 -- ANA (All Nippon Airways) has completed an extensive review of its long-term narrow body aircraft requirements, and has determined that the Next-Generation Boeing 737 will best meet its goal to reduce operating costs.

ANA selected the Boeing aircraft for reasons of efficiency and economy, and its fit with the ANA domestic route network, among other factors.

The decision will lead to the eventual replacement of the present ANA Group narrow body fleet of 52 aircraft -- 25 Airbus A320s, two Boeing 737-400s and 25 737-500s operated by ANA and Air Nippon (ANK) -- with an estimated 45 Boeing 737s, mainly 737-700s but also including other variants.

CFM56-7 engines manufactured by CFMI, a joint venture of General Electric and SNECMA of France, will power these aircraft.

This streamlining of the ANA narrow body fleet into a single aircraft type is expected to begin in fiscal 2005 (April 1, 2005-March 31, 2006), and the estimated 45 aircraft will result in savings of approximately ¥6 billion per year ($50.6 million at U.S.$1 = JPY120).

This is a further stage in the plan to cut operating costs. From fiscal 2003 to 2005 ANA will reduce the number of large wide body aircraft types from four to three -- Boeing 747-400s, 777-200s and 300s -- and consolidate medium sized aircraft types into one -- the Boeing 767-300. The resultant savings will be approximately ¥10 billion per annum.

ANA will continue to monitor long-term technological developments within the medium and large sized aircraft market for opportunities to secure even greater costs savings.

ANA Group airlines currently operate 166 Boeing 747s, 777s, 767s, 737s and Airbus A320/321 aircraft.

Cost reduction/ fleet streamlining plan

	FY2003 (total 166)	FY2005	Future Structure
Narrow body	B737 (27)	B737	B737 NEXT GENERATION
	A320 (25)	A320	
Medium sized	A321 (7)	B767-300	New Type (undecided)
	B767-200 (4)		
	B767-300 (49)		
Large wide body	B777-200 (16)	B777-200	New Type (undecided)
	B777-300 (5)	B777-300	
	B747SR/LR (10)		
	B747-400 (23)	B747-400	

Introduction of new super efficient aircraft

Contact Rob Henderson at r.henderson@ana.co.jp